Exhibit 99.7
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
In connection with the Annual Report of Denison Mines Corp. (the “Company”) on Form 40-F for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned certifies, pursuant to 18 U.S.C. 1350, and SEC Rule 13a-14(b), that to the best of my knowledge:
1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 29, 2011

By:	/s/ James R. Anderson		By:	/s/ Ron F. Hochstein

	Name:	James R. Anderson		Name:	Ron F. Hochstein
	Title:	Executive Vice President and Chief Financial Officer		Title:	President and Chief Executive Officer